UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND STATUTORY AUDIT COMMITTEE HELD ON JANUARY 26, 2015

Date, Time and Place: Held on January 26, 2015, at 02:00 PM, at the Company’s headquarters at Fidêncio Ramos Street, no. 302, Tower B, 4th floor, Vila Olímpia, Zip Code 04551-010, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Fiscal Council and the Statutory Audit Committee.

Attendance: All the members of the Fiscal Council of the Company: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Sérgio Mamede Rosa do Nascimento. All the members of the Statutory Audit Committee of the Company: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Julio Sergio de Souza Cardozo; and José Écio Pereira da Costa Junior.

Board: Mr. Maurício Aquino Halewicz — Chairman.

Mr. Adjarbas Guerra Neto — Secretary.

Agenda: (i) To examine the capital expenditure for 2015; (ii) to analyze and examine the financial statements of the Company and the respective explanatory notes; (iii) to analyze and examine the allocation of results (iii) to examine the realization of deferred income tax and social contribution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the members of the Fiscal Council and Statutory Audit Committee in order to:

(i)                 Approve the proposed capital expenditure of the Company for 2015;

(ii)              Manifest its favorable opinion to forwarding of the Financial Statements, the respective explanatory notes and the other statements related to the fiscal year ended on December 31, 2014, after considering the clarifications presented by the independent  auditors’ of PricewaterhouseCoopers.

(iii)           To recommend the approval of the net profit destination, allocated at the Company’s proposal for capital expenditure, considering the distribution of the minimum compulsory dividends of 25% (twenty five per cent) of the obtained result.

(iv)          Approve the perspective of the realization of deferred income tax and social contribution, assets and liabilities, based on premises adopted by the Company’s Management, as well the income projections.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance related to the Fiscal Council: Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; Sérgio Mamede Rosa do Nascimento; and Adjarbas Guerra Neto - Secretary. Attendance related to the Statutory Audit Committee: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Julio Sergio de Souza Cardozo; and José Écio Pereira da Costa Junior.

São Paulo, January 26th, 2015.

We hereby certify that this is a true copy of the minutes of the Joint Meeting of the Fiscal Council and Statutory Committee held on January 26th, 2015 recorded in the proper book.

Board:

Maurício Aquino Halewicz	Adjarbas Guerra Neto
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO